UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        SoundView Technology Group, Inc.
                       (Name of Subject Company (Issuer))

                         Shakespeare Merger Corporation
           a wholly-owned subsidiary of The Charles Schwab Corporation
                                       and
                         The Charles Schwab Corporation
                            (Names of Filing Persons)

                     Common Stock and Class B Common Stock,
                            $0.01 par value per share
                         (Title of Class of Securities)

                                    83611Q406
                      (CUSIP Number of Class of Securities)

                              Christopher V. Dodds
              Executive Vice President and Chief Financial Officer
                         The Charles Schwab Corporation
                                120 Kearny Street
                         San Francisco, California 94108
                                 (415) 627-7000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                            Lawrence B. Rabkin, Esq.
                             Richard W. Canady, Esq.
                 Howard, Rice, Nemerovski, Canady, Falk & Rabkin
                           A Professional Corporation
                       Three Embarcadero Center, 7th Floor
                         San Francisco, California 94111
                                 (415) 434-1600

                            CALCULATION OF FILING FEE
================================================================================
    Transaction valuation               |               Amount of filing fee
================================================================================
       Not Applicable                   |                  Not Applicable
--------------------------------------------------------------------------------


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A             Form or Registration No.:  N/A
     Filing Party:  N/A                       Date Filed:  N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]   third-party tender offer subject to Rule 14d-1.
     [ ]   issuer tender offer subject to Rule 13e-4.
     [ ]   going-private transaction subject to Rule 13e-3.
     [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------
 Exhibit No.   Reference No.                   Description
--------------------------------------------------------------------------------
   99.1          (a)(5)(A)    Joint Press Release  issued by The Charles  Schwab
                              Corporation  and SoundView  Technology Group, Inc.
                              on November 19, 2003
--------------------------------------------------------------------------------
   99.2          (a)(5)(B)    Powerpoint slide presentation
--------------------------------------------------------------------------------







                                      2